SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 333-101719

Great Lakes Chemical Corporation
(Exact name of registrant as specified in its charter)

9025 North River Road, Suite 400
Indianapolis, Indiana 46240
Phone:  (317) 715-3000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Participating Interests in the Great Lakes Chemical Corporation Supplemental Savings Plan
(Title of each class of securities covered by the Form)

Great Lakes Chemical Corporation Common Stock, Participating Interests in the
Great Lakes Chemical Corporation Savings Plan, and Participating Interests in
Great Lakes Chemical Corporation Nonqualified Deferred Compensation Plan
(Title of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ X ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(1)(i) [ ]	Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, the Great Lakes Chemical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2004	GREAT LAKES CHEMICAL CORPORATION By: /s/ Jeffrey M. Lipshaw Jeffrey M. Lipshaw, Senior Vice President, General Counsel and Secretary